Exhibit 99.1

For Immediate Release

Company name: Sankyo Company, Limited

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4501, First Section, Tokyo Stock Exchange)

Please address inquiries to Katsuyuki Yogosawa, Director,

Corporate Communications Department

Telephone: +81-3-5255-7034

Subsidiary Fuji Flour Milling Co., Ltd. Merger

Tokyo, September 13, 2005 – Sankyo Company, Limited has announced the conclusion of an agreement for the merger of its subsidiary, Fuji Flour Milling Co., Ltd., with Nitto Flour Milling Co., Ltd. on April 1, 2006.

In an effort to improve the concentration of management resources, Sankyo has conducted a review of its non-pharmaceutical business.

Daiichi Sankyo Company, Limited, to be established on September 28 will continue to focus on the pharmaceutical business, and plans to make its non-pharmaceutical business completely independent of the Group by March 2007.